Exhibit 21.1

SIGNIFICANT SUBSIDIARIES OF CIVEO CORPORATION

Name of Entity	Jurisdiction of Organization
Civeo Premium Camp Services Ltd	BC, Canada
Canada Mars Holdings ULC	BC, Canada
Civeo Investments BC ULC	BC, Canada
Civeo Lodge Services LP	BC, Canada
Civeo USA LLC	Delaware
Civeo U.S. Holdings LLC	Delaware
Civeo Management LLC	Delaware
Civeo Mars Coöperatief 1 U.A.	Netherlands
Civeo Holding Company 1 Pty Ltd	Australia
Civeo Pty Ltd	Australia

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